Exhibit 21

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Incorporation
Alternative Insurance Company Limited	Bermuda
Alternative Re Holdings Ltd.	Bermuda
Alternative Re, Ltd.	Bermuda
American Independent Insurance Company	Pennsylvania
American Independent Insurance Holding Company	Pennsylvania
Arch Capital Group (U.S.) Inc.	Delaware
Arch Capital Services Inc.	Delaware
Arch Excess & Surplus Insurance Company (formerly Cross River Insurance Company)	Nebraska
Arch Insurance Company (formerly First American Insurance Company)	Missouri
Arch Insurance Group Inc. (formerly First American Financial Corporation)	Missouri
Arch Reinsurance Company	Nebraska
Arch Reinsurance Ltd.	Bermuda
Arch Risk Transfer Services Ltd.	Cayman Islands
Arch Specialty Insurance Company (formerly Rock River Insurance Company)	Wisconsin
Hales & Company Inc.	Delaware
Personal Service Insurance Company	Ohio